Financial Services Authority

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FINAL NOTICE

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To: **Nomura International Plc ("Nomura")**

Of: **Nomura House, 1 St Martin's-le-Grand, London EC1A 4NP**

Dated: **16 November 2009**

TAKE NOTICE: The Financial Services Authority of 25 The North Colonnade, Canary Wharf, London E14 5HS ("the FSA") gives you final notice about a requirement to pay a financial penalty:

1.   THE PENALTY

1.1.   The FSA gave Nomura a Decision Notice on 16 November 2009 which notified it that pursuant to section 206 of the Financial Services and Markets Act 2000 ("the Act"), the FSA had decided to impose a financial penalty of £1.75 million on Nomura in respect of breaches of Principles 2 and 3 of the FSA's Principles for Businesses.

1.2.   Nomura confirmed on 11 November 2009 that it will not be referring the matter to the Financial Services and Markets Tribunal.

1.3.   Accordingly, for the reasons set out below and having agreed with Nomura the facts and matters relied on, the FSA imposes a financial penalty on Nomura in the amount of £1.75 million. The penalty imposed is discounted by 30% pursuant to the stage 1 early settlement discount scheme. Were it not for this discount, the FSA would have imposed a financial penalty of £2.5 million.

2.   REASONS FOR THE PROPOSED ACTION

Summary

2.1.   Nomura breached Principle 2 by failing to conduct its business with due skill, care and diligence and breached Principle 3 by failing to take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems.

2.2. The Principle 2 and Principle 3 breaches arose from a large number of serious failings in the due skill, care and diligence exercised in relation to book marking and organisation and control around book marking within the International Equity Derivatives ("IED") business of Nomura ("the Failings"). The IED business commenced in 2004 and developed over time to include complex structured products trading in a number of jurisdictions. A large number of the Failings existed for a prolonged period of time and all of the Failings persisted from at least January 2008 through to July 2008, when Nomura took remedial actions. The Failings existed across both Product Control and the Front Office of IED. As such, Nomura was exposed to high on-going risk of the IED books being mis-marked.

2.3. The Failings came to light following the discovery of mis-marking of volatility levels in June 2008 in the Hong Kong Single Stock ("HKSS") book, which is a client facing book within the IED business ("the Mis-Marking Incident"). The Mis-Marking Incident resulted in a negative valuation adjustment of £10.8 million.

2.4. Following the Mis-Marking Incident, correlation marks across the IED books were also re-assessed (although they were not found to be deliberately mis-marked). This resulted in a further negative adjustment of £ 5.5 million.

2.5. Overall, the Failings around the marking of the IED books are considered to be extremely serious. The factors that make the Failings particularly serious in this case are as follows:

- There were fundamental and systemic control failings spread across two key areas, Product Control and Front Office. Certain of the Failings were individually egregious, but the cumulative effect of the Failings over a range of functions, many of which affected the whole of IED, exacerbates the seriousness of the Failings.

- The Failings persisted for a prolonged period of time until the Mis-Marking Incident was uncovered at Nomura, prompting a thorough review and remedial action.

- The systems and controls around marking the IED books fell far short of those expected at a financial institution such as Nomura in relation to a business trading complex and high risk financial products.

Relevant context

2.6. The FSA considers that firms should take care to price financial instruments correctly. Particular care must be taken to price derivatives and other complex products accurately and ensure that individuals with a potential incentive to mis–mark are properly controlled. The FSA considers the proper functioning of an independent price verification process to be a vital element in this task. If a firm does not have the resources or institutional experience adequately to supervise an activity it should not undertake it.

2.7.   The FSA has previously warned of the risks surrounding the mis-marking of financial instruments and the actions of so–called rogue traders. For example, in the Financial Risk Outlook dated January 2008, the FSA warned that market participants should continue to ensure that operational and compliance areas were sufficiently resourced to cope effectively with business volumes and market volatility. The report commented that *"it is vital that firms continue to meet their regulatory requirements and maintain their improved performance in operational areas."*

Relevant statutory and regulatory provisions

2.8.   The FSA is authorised pursuant to section 206 of the Act, if it considers that an authorised person has contravened a requirement imposed on him by or under the Act, to impose on him a penalty in respect of the contravention, of such amount as it considers appropriate.

2.9.   Pursuant to section 2(2) and section 3 of the Act, one of the FSA's statutory objectives is market confidence: maintaining confidence in the financial system.

2.10. Principle 2 of the FSA's Principles for Business states that:

A firm must conduct its business with due skill, care and diligence."

2.11. Principle 3 of the FSA's Principles for Business states that:

"A Firm must take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems."

2.12. The FSA's approach to exercising its main enforcement powers is set out in the Enforcement Guide.

Facts and matters relied on

2.13. Nomura is a company authorised by the FSA and is part of a major financial group with offices around the world and headquarters in Tokyo. The IED business formed part of Nomura's Fixed Income Division from 2004 until June 2008 and thereafter was part of its Equity Division.

2.14. At the time the Mis-Marking Incident was discovered in 2008, the IED business was based in London with trading operations in New York, Tokyo and Hong Kong. Risks from the IED books in New York, Tokyo and Hong Kong were booked into London–based entities. Further, at this time, senior Front Office management for IED globally was based in London and certain support functions for the IED books globally were provided by Nomura's London office, including all Product Control functions. Product Control is the department responsible for monitoring trading activity and operating the Independent Price Verification ("IPV") process.

2.15. The IED business was engaged in the trading and sale of equity products and related derivatives across a wide range of industries, both for proprietary accounts and in client books. The products range from vanilla options through to "flow exotics" which involve the issuance of structured equity products, typically to high net worth individuals via private banks. The exotics business was a client facing business and grew principally in the Asia region, including Hong Kong, from early 2007 onwards.

2.16. The products traded by the IED business required the traders to mark their books for certain variables, including implied volatility, correlation and dividends.

2.17. It is important that variables such as implied volatility, correlation and dividends are monitored effectively, not only by Front Office which is responsible for how the books are marked, but also on an independent basis by Product Control. This is necessary in order that accurate and timely pricing of all derivatives, including complex structured products, be achieved. The efficacy of this process is important, particularly in the context of turbulent financial markets.

2.18. A key process used by Product Control to ensure the accuracy of implied volatility, correlation and dividend marking by traders is the IPV process whereby market prices or model inputs for derivatives are regularly and independently verified for accuracy. The objective of the IPV process is to reveal any error or bias in pricing and it should result in the elimination of inaccurate marks.

2.19. On 26 June 2008, the IED desk in London identified the Mis-Marking Incident upon a trader in London noticing that the implied volatility marking of a Hong Kong underlying he had traded as part of a global basket was significantly higher than expected. The matter was escalated and it was established that a trader in Hong Kong had mis-marked his book. On 30 June 2008, that trader was suspended from his duties pending an investigation.

2.20. On 4 July 2008, senior management of Nomura asked Internal Audit (Europe) to carry out an investigation into the Mis-Marking Incident. They were asked to identify any systems and controls failings that led to the mis-marking. Disciplinary action against certain members of staff directly responsible for the Mis-Marking Incident was subsequently taken.

2.21. On 10 September 2008, Internal Audit (Europe) published their final report ("the IA Report"). The IA Report calculated that the total P/L impact of the mis-marking of volatilities resulted in a negative value adjustment of £10.8m as at 30 June 2008. The IA Report reported that the mis-pricing of the HKSS book began towards the end of January 2008, became more pronounced in late March 2008 and continued through to June 2008 when discovered.

2.22. In addition, following the Mis-Marking Incident, a re-assessment of the correlation marks within IED resulted in a further adjustment of £5.5m across the IED books (although correlation was not found to be deliberately mis-marked).

2.23. The IA Report set out a number of factors that facilitated the mis-marking or delayed its detection and a number of key findings in relation to the causes of the losses.

2.24. The FSA has reviewed the conclusions of the IA Report and certain underlying materials. The failures established by the IA Report which the FSA finds amount to a breach of Principles 2 and 3 are summarised by category at paragraphs 2.25 and 2.26 below. A more detailed description of specific failings appears at paragraphs 2.28 – 2.31 below:

2.25. The Failings attributable to Product Control as it related to IED fell into the following categories:

(i)   Inappropriate communications and disclosures between Product Control and the Front Office regarding the IPV process.

(ii)   Inappropriate and limited stock selection for testing by Product Control, in respect of both volatility marks and dividend marks.

(iii)   Significant failings by the Product Control team in conducting the IPV process in relation to equity derivative products.

(iv)   Failings around the testing methodology used by Product Control and the analysis of test results.

2.26. The Failings attributable to the IED Front Office fell into the following categories:

(i)   Failures on the part of Front Office to identify marking issues from available information and failure to report and escalate such issues when noted.

(ii)   Inadequate production and utilisation of P/L attribution reports.

(iii)   A number of systems failures in relation to correlation marking and failure to adequately monitor volatility marks.

(iv)   Lack of clarity in respect of supervisory responsibilities in the Front Office of IED in Hong Kong, resulting in inadequate trader supervision.

Analysis of breaches

2.27. The Failings are considered in more detail below, first in relation to Principle 3 and then in relation to Principle 2. Product Control and Front Office are considered in turn in relation to each Principle.

Principle 3 failings (Management and control)

2.28. Product Control relating to IED breached Principle 3 by failing to take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems:

(i)   Product Control gave the Front Office advance notice of the stocks that were to be included in the month end IPV process as a matter of course. This fundamentally undermined the verification process and left the system open to abuse. Traders were able to ensure stocks that were to be tested were marked correctly; they knew that other stocks would not be tested and could therefore be mis-marked. This is considered a significant failing of Product Control's systems. It rendered the IPV process ineffective to deter or detect mis-marking, in particular with respect to the exotic flow business which involved high numbers of different underlying stocks.

(ii)   The scope of Product Control's IPV process with respect to volatility marking was inadequate in various respects. Not enough stocks were tested and those that were tested were selected by inappropriate methods. Again, this rendered the IPV process ineffective to prevent mis-marking.

- Most importantly, only a small selection of stock was tested (between January and May 2008 only 10-15 stocks were tested each month out of a total of 75 stocks) and rotation of the stocks tested was extremely limited. This left the majority of stocks completely untested for long periods of time.

- Price testing did not focus on illiquid underlying stocks, thereby leaving more of such stocks untested despite the fact that illiquid stocks carry more risk of mis-marking.

- Product Control did not use the P/L attribution reports to assist in selecting stocks for price testing. Product Control did not, for instance, monitor to see if large P/L movements were shown on a report, which should have led to testing as part of the month end IPV process.

(iii)   Product Control did not independently test separate volatility marks across all maturities and strikes, but extrapolated data to create "independent" prices to test volatility marks across areas of the volatility surface for which independent marks could not be obtained or were not sought.[1] While such extrapolation methods may be necessary in the absence of other information sources, they represent a weak form of independent price verification, and should only be cautiously relied upon. Product Control did not differentiate positions verified directly from those verified by this extrapolation method, thereby giving false comfort as to the extent and integrity of the price verification work undertaken.

(iv)   Product Control failed to carry out any 'sense check'. If they had they would, for example, have spotted that for the same underlying, long positions had

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[1]   A volatility surface reflects the way that market-consistent implied volatilities for a particular underlying (i.e. an equity index or a stock) varies according to the distance of an option strike from the current spot level and maturity of option.

been marked with very high volatilities and short positions had been marked with very low volatilities.

(v)   In addition to the failings regarding testing volatility marks as summarised above, Product Control failed to adequately test dividend marks. The same stock was selected in respect of testing dividend marks as had been selected in respect to volatility risk. The stock selection was therefore inappropriate because it was not based on dividend risk, and it was in any event too limited.

(vi)   Senior management was unable to use Product Control's IPV reports to identify marking issues because the reports were incomplete and inaccurate.

2.29.   IED Front Office breached Principle 3 by failing to take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems:

(i)   Key controls around volatility marking were absent from Front Office operations. In particular, no comparisons were made between the market prices (used for pricing client trades) and the end of day volatility marks (used for Nomura's books and records). In addition, there were no checks for extreme points, including unusual shapes or kinks within volatility curves that would impact profit and loss. Such monitoring and checks would have helped to identify any mis-marking.

(ii)   There were a number of serious control failures around implied correlation marks, in particular:

- IED did not have a documented policy in relation to the pricing and management of implied correlation.

- There was no central management of correlation marking to ensure consistency across the business. Given that correlation is a complex and subjective parameter, correlation marking and monitoring should have been controlled centrally (e.g. by the London Exotics desk).

(iii)   The P/L attribution reports were inadequate and were not properly utilised by Front Office. This severely limited the use of the reports as a control tool with respect to marking of the IED books:

- The attribution reports were not used as a primary control, but instead were viewed as a value added tool to help narrate reasons for large variances in P/L in management reports. There was no qualitative analysis of the attribution reports, for example, to assess if movements were consistent with market trends.

- The attribution reports lacked granularity and as a result were not used properly by Front Office management to explain sources of P/L. As a result, significant movements and anomalies in books were noted in the reports, but not identified, investigated or otherwise followed up.

- The Attribution Reports were not sent daily to the Desk Head for review, but only provided if anomalies were noticed.

(iv)   There was a lack of clarity regarding Front Office management of the trading books in Hong Kong. Supervisory responsibilities were not properly defined and as a result there was insufficient supervision of the traders in Hong Kong. This increased the risk that mis-marking in Hong Kong would go undetected.

Principle 2 failings (Skill, care and diligence)

2.30.   Product Control relating to IED breached Principle 2 by failing to conduct its operations with due skill, care and diligence:

(i)   Product Control failed to follow up adequately on instances where prices could not be obtained in respect of stocks to be tested as part of the IPV process for the purpose of checking volatility marks. There was limited escalation in these instances and as a result, stocks which were meant to be tested were left without any independent verification.

(ii)   Product Control's reporting of the results of the IPV process was incomplete and inaccurate.   In particular, instances where stock could not be independently tested were not noted in reports.

(iii)   Product Control asked the Front Office to obtain broker quotes for the purposes of the IPV process in instances where they had difficulty obtaining prices. This is considered a basic error in Product Control's performance of its role; prices obtained via traders whose books are being verified are <u>not</u> independent.

(iv)   Product Control did not independently validate correlation marks.   They submitted correlation marks to MARKIT (a price verification service) for independent assessment, but then failed to analyse the data received from MARKIT against the Front Office marks. If stocks submitted did not receive a result from MARKIT because they did not fall within the consensus levels, there was no follow-up or escalation even though this clearly indicated a potential marking issue. This effectively meant there was no independent price verification of correlation marks.

(v)   There was a general lack of supervision and review of the work performed by Product Control. No formal and regular infrastructure review was in place and the supervision and review systems needed to be improved, in particular to include oversight by Risk. As a result, the Product Control function was not generally as effective as it should have been.

2.31. IED Front Office breached Principle 2 by failing to conduct its operations with due skill, care and diligence. There were a number of "alerts" identified in the Hong Kong Front Office regarding potential marking issues, but these were not followed up or escalated. For example, trading management did not investigate or act with sufficient urgency to apparent anomalies in P/L and activity reports.

3.   SANCTION

3.1. The FSA's policy on the imposition of financial penalties and public censures is set out in the FSA's Decision Procedure & Penalties manual (DEPP). In determining the financial penalty, the FSA has had regard to this guidance. The principal purpose of a financial penalty is to promote high standards of regulatory conduct by deterring firms who have breached regulatory requirements from committing further contraventions, helping to deter other firms from committing contraventions and demonstrating generally to firms the benefit of compliant behaviour.

3.2. The FSA has the statutory objective of maintaining confidence in the financial system. Systems and control failures around the marking of financial products pose a serious risk to confidence in the financial system because it undermines confidence in published financial information. The risk of sudden write-downs caused by mis-marking must be minimized.

3.3. The FSA considers that this matter merits the imposition of a significant financial penalty. The factors which have been taken into account in determining the financial penalty to be imposed on Nomura include:

   (i)   There was a risk that the Failings could have resulted in damage to market confidence if, for instance, mis-marking had resulted in a write down or reassessment of assets that had had to be made public by Nomura. It is appropriate to impose significant fines on firms whose skill, care and diligence and whose management and control of their businesses fall below expected standards, in order to ensure that firms develop and maintain robust and effective internal policies and procedures.

   (ii)   The systemic failure in Product Control relating to IED combined with failings in the IED Front Office makes these breaches serious. In particular, the cumulative effect in Product Control of failings affecting the whole of IED exacerbates the seriousness of these breaches.

   (iii)   The Failings persisted for a prolonged period of time until mid-2008 when the Mis-Marking Incident was uncovered at Nomura, prompting a thorough review and remedial action.

   (iv)   Nomura should have had systems and controls commensurate with the requirement adequately to supervise its complex global IED business. The systems and controls fell far short of those expected of Nomura. In particular, as the business grew in terms of size and products traded (especially to include exotic products), Nomura should have ensured that its systems and controls around book marking were commensurate with the size of IED and range of products.

(v)   More effective steps should have been taken by Nomura prior to June 2008 to identify control issues around book marking and then to remedy the problems.

3.4.   In determining the level of financial penalty the FSA has taken into account the following mitigating factors:

(i)   Nomura detected the Mis-Marking Incident internally and identified the need to revalue positions.

(ii)   Nomura's senior management commissioned, on an expedited basis, a detailed review of the causes of the mis-marking and have accepted its findings. As such, Nomura has now shown a willingness to take a critical view of its systems and controls.

(iii)   Significant resources have been committed to an extensive remediation programme with the full involvement and support of Nomura's senior management.

(iv)   Nomura commissioned a third-party to review its Product Control operations and Nomura acted upon its recommendations.

(v)   Internal disciplinary action has been taken.

(vi)   Nomura informed the FSA promptly of the issues and has kept the FSA informed of developments and has been co-operative during the course of the FSA's investigation. Nomura does not have a disciplinary history.

3.5.   Taking into account the above factors, the FSA has decided to impose a fine of £1.75 million. This takes into account the 30% stage 1 early settlement discount.

4.   DECISION MAKERS

4.1.   The decision which gave rise to the obligation to give this notice was made on behalf of the FSA by the Settlement Decision Makers.

5.   IMPORTANT

5.1.   This Final Notice is given to you in accordance with section 390 of the Act.

Manner of and time for payment

5.2.   The financial penalty must be paid in full by Nomura to the FSA by no later than 1 December 2009, 14 days from the date of the Final Notice.

If the financial fine is not paid

5.3.   If all or any of the financial penalty is outstanding on 2 December 2009, the FSA may recover the outstanding amount as a debt owed by Nomura and due to the FSA.

Publicity

5.4.   Sections 391(4), 391(6) and 391(7) of the Act apply to the publication of information about the matter to which this notice relates. Under those provisions, the FSA must publish such information about the matter to which this notice relates as the FSA considers appropriate. The information may be published in such manner as the FSA considers appropriate. However, the FSA may not publish information if such publication would, in the opinion of the FSA, be unfair to you or prejudicial to the interests of consumers.

5.5.   The FSA intends to publish such information about the matter to which this Final Notice relates as it considers appropriate.

FSA contacts

5.6.   For more information concerning this matter generally, you should contact Helena Varney (direct line: 020 7066 1294) or Rebecca Stephenson (direct line: 020 7066 9496) at the FSA.

Tracey McDermott
Head of Department
FSA Enforcement and Financial Crime Division